March 8, 2011

Laura Hatch, Staff Accountant
Mary Cole, Counsel

Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509.

Dear Ms. Hatch and Ms. Cole:

On March 3, 2011, LoCorr Investment Trust (the "Registrant"), on behalf of the LoCorr Managed Futures Strategy Fund (the "Fund"), the sole series of the Registrant, filed Pre-Effective Amendment Number 1 (the "Amendment") to its registration statement on Form N-1A.  On March 7, 2011, by phone conversations with JoAnn Strasser and/or Parker Bridgeport, Ms. Hatch and Ms. Cole provided comments regarding the Amendment.  Please find below the Registrant's responses to those comments.  For your convenience, the comments and headings have been reproduced with responses following each comment.

Comment

1)
Prospectus Summary—Please explain why the section entitled "Example" does not include a second set of expense examples showing expenses if shares were held, rather than redeemed, for Class C shares since Class C shares are subject to a contingent deferred sales charge.

Response

Because the Class C contingent deferred sales charge lapses prior to one year, there would be no change in the expense example if shares were held or redeemed.  Therefore, no secondary set of expense examples is presented.

March 8, 2011

Comment

2)
Statement of Additional Information—Please amend Financial Statement note number 2 (Significant Accounting Policies) to make clear that the reimbursement of organizational expenses made by the adviser has been made pursuant to an expense limitation agreement and therefore subject to recoupment.

Response

Note number 2 has been amended to make clear that the reimbursement of organizational expenses made by the adviser has been made pursuant to an expense limitation agreement and therefore subject to recoupment.  The amended note number 2 will be reflected in the Registrant's definitive Statement of Additional Information, to be filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

March 8, 2011

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser